UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 1, 2022

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC	Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On December 1, 2022, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of November 2022 (the “Distribution Period”), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC	$9096.19	$0.287
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	$8755.87	$0.208
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC(2)	$2130.34	$0.021
Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC	$667.47	$0.044
Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	$7792.03	$0.196
Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC(2)	$2674.05	$0.0495

(1) Distributions by each Series were made based on the total Shares outstanding as of November 30, 2022

(2) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circulars) to pay each of the holders of this Series’ Share a Distribution.

(3) The Property underlying this Series is vacant. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period. This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC’s website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2022	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(1)	Total Amount Raised(1) ($)	Monthly Rental Income(2) ($)	Monthly Property Tax ($)	Monthly Insurance Expense ($)	Monthly Management Fee*
1.	Landa Series 132 Cornelia Street	open	6/28/2022	-	39,702	754,735.02	9,002.50	491.00	269.35	5.00%
2.	Landa Series 1363 Hancock Street (5)	open	6/28/2022	-	31,719	868,149.03	12,800.00	1,045.00	570.00	5.00%
3.	Landa Series 24 Ditmars Street	open	6/28/2022	-	42,106	848,014.84	10,475.00	362.00	289.00	5.00%
4.	Landa Series 368 Irwin Street NE	open	6/28/2022	-	54,064	647,146.08	8,671.25	1,073.00	212.33	8.00%
5.	Landa Series 6696 Mableton Parkway	open	6/28/2022	-	100,000	505,496.67	3,980.00	332.99	188.27	8.00%
6.	Landa Seires 996 Greenwood Ave NE (4) (5)	open	6/28/2022	-	15,166	385,519.72	4,155.69	1,968.76	1,187.00	8.00%

*	The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(1)	Reflected as of up to two (2) business days prior to the date of this Offering Circular. Each Series is offering up to a maximum of 100,000 Shares.

(2)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” for more information.

(3)	Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(4)	This Property has one or more apartment units that are currently vacant. This Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units.

(5)	As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Manager enters into a new lease agreement with a tenant for the Property.

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